Exhibit 99.1

Category: Notifications issued to company members

Sub-category: Other notification issued to company members

Publication date: SHAB 06.04.2023

Expected expiry date: 06.04.2026

Publication number: UP06-0000001015

Publishing entity

Homburger AG, Hardstrasse 201, 8005 Zürich

Announcement of the Annual General Meeting of

Shareholders VectivBio Holding AG

Organisation concerned:

VectivBio Holding AG

CHE-289.024.902

Aeschenvorstadt 36

4051 Basel

Notification details:

Announcement of the Annual General Meeting of Shareholders of VectivBio Holding AG, Basel

The board of directors of VectivBio Holding AG (the Company) has resolved to hold the annual general meeting of shareholders of the Company (the AGM) on June 1, 2023, at 03:00 p.m. CEST / 09:00 a.m. EDT in Basel.

The invitation, together with the proposals, the exact location and further details on the AGM, will be published in due course.

April 6, 2023

The Board of Directors of VectivBio Holding AG